[redacted]

14048008

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meritus Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Tollgate Road, Suite 140
(No. and Street)

Elgin	IL	60123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn M. Schmidt — 847-289-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

225 West Illinois Street, Suite 300	Chicago	IL	60654
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OO 3/18/14

OATH OR AFFIRMATION

I, Lynn M. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meritus Financial Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHELLE SCHMIDT
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Dec. 16, 2017

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERITUS FINANCIAL GROUP, INC.

TABLE OF CONTENTS

SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

To the Board of Directors
Meritus Financial Group, Inc.
Elgin, Illinois

Report on the Financial Statements
We have audited the accompanying financial statements of Meritus Financial Group, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meritus Financial Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

SS&G, Inc.

February 25, 2014

SS&G

www.SSandG.com

MERITUS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	62,771
Receivable from brokers - dealers		14,643
	$	77,414
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	188
Related party payable		8,838
TOTAL CURRENT LIABILITIES		9,026
STOCKHOLDER'S EQUITY		
Common stock – no par value; 30,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		59,000
Retained earnings		8,388
TOTAL STOCKHOLDER'S EQUITY		68,388
	$	77,414

See accompanying notes to financial statements.

MERITUS FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2013
REVENUES	
Commissions	$ 290,927
OPERATING EXPENSES	
Management fees	182,181
Director fees	35,000
Clearing costs	27,556
Technology cost	250
Office expense	30,315
Professional fees	6,000
Regulatory fees and dues	7,411
Dues and subscriptions	1,155
Insurance	1,126
Bank service charges	114
Referral expenses	200
Miscellaneous expenses	137
TOTAL OPERATING EXPENSES	291,445
OPERATING LOSS	(518)
OTHER INCOME	1
NET LOSS	$ (517)

See accompanying notes to financial statements.

MERITUS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

BALANCE – January 1, 2013	$ -
Additions (Deductions)	-
BALANCE – December 31, 2013	$ -

See accompanying notes to financial statements.

MERITUS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Total	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings
BALANCE – January 1, 2013	$ 68,905	1,000	$ 1,000	$ 59,000	$ 8,905
(Net loss)	(517)	-	-	-	(517)
BALANCE – December 31, 2013	$ 68,388	1,000	$ 1,000	$ 59,000	$ 8,388

See accompanying notes to financial statements.

MERITUS FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (517)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Receivables from brokers - dealers	10,209
Increase (decrease) in:	
Accounts payable and accrued expenses	(224)
Related party payable	(9,764)
NET CASH USED IN OPERATING ACTIVITIES	(296)
NET DECREASE IN CASH	(296)
CASH AND CASH EQUIVALENTS – beginning of year	63,067
CASH AND CASH EQUIVALENTS – end of year	$ 62,771

See accompanying notes to financial statements.

MERITUS FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A – Organization and nature of business

Meritus Financial Group, Inc. (the Company) was incorporated in the State of Illinois on June 11, 1997. The Company became registered as a broker-dealer with the Securities and Exchange Commission in February 2004. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Currently, the Company operates as an introducing licensed broker-dealer with its principal location in Elgin, Illinois.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Income taxes
The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company, with the consent of its shareholder, elected to be an S-Corporation under the provisions of the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an S-Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is responsible for paying Illinois state replacement tax on the Company's taxable income.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Accounts receivable
No allowance for losses on accounts receivable has been recorded. The Company has not experienced significant bad debts since inception, and there are no anticipated future write-offs of accounts receivable. In the event that such allowances are necessary, the expenses will be recognized within operating expenses.

NOTE B – Summary of significant accounting policies, continued

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash. The Company had one receivable that individually accounted for 90% of the Company's accounts receivable as of December 31, 2013.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2013 and February 25, 2014, which is the date that the financial statements were available to be issued.

NOTE C – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2013 was $5,000. At December 31, 2013, the Company's net capital was $68,088 and exceeded the minimum net capital requirement by $63,088. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .13 to 1.

NOTE D – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

NOTE E – Related party transactions

The Company shares office space with another company affiliated by common ownership. All rent and associated occupancy costs were paid entirely by this affiliated company on behalf of Meritus Financial Group, Inc. Meritus Financial Group, Inc. paid this affiliated company $30,315 for the year ended December 31, 2013 in reimbursement. These costs are included as office expenses on the Statement of Operations.

NOTE E – Related party transactions, continued

The Company reimburses a common paymaster (affiliated through common ownership) for salaries and other operating expenses pursuant to an agreement. These costs, which are included as management fees in the Statement of Operations, total $182,181 for the year ended December 31, 2013. Of this amount, $8,838 is recorded in the Company's related party payable as of December 31, 2013. In addition, the Company paid this affiliated company $35,000 as reimbursement for the payment of Director fees for the year ended December 31, 2013. This payment is reflected as Director fees on the Statement of Operations.

SUPPLEMENTARY INFORMATION

MERITUS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

	December 31, 2013
Total Stockholder's Equity from Statement of Financial Condition	$ 68,388
Total non-allowable assets	-
Net capital before haircuts on securities	68,388
Haircuts on securities pursuant to Rule 15c3-1	300
Net capital	68,088
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 63,088
Total aggregate indebtedness	$ 9,026
Percentage of aggregate indebtedness to net capital	.13 to 1

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2013.

MERITUS FINANCIAL GROUP, INC.

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule for the year ending December 31, 2013.

SUPPLEMENTARY REPORT

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
Meritus Financial Group, Inc.
Elgin, Illinois

In planning and performing our audit of the financial statements of Meritus Financial Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

February 25, 2014